April 17, 2025

Oluyemi Okupe
Chief Financial Officer
Hims & Hers Health, Inc.
2269 Chestnut Street, #523
San Francisco, California 94123

       Re: Hims & Hers Health, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-38986
Dear Oluyemi Okupe:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services